Exhibit 99.1

FIRST PHOSPHATE CORP.

Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars, unless otherwise noted)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

MANAGEMENT’S RESPONSIBILITY FOR THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the accompanying condensed interim consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

The condensed interim consolidated financial statements include amounts based on management’s best estimates and judgments. Management has assessed the Company’s ability to continue as a going concern and has prepared the condensed interim consolidated financial statements on a going concern basis, as appropriate.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

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FIRST PHOSPHATE CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	August 31, 2026 $	February 28, 2026 $
Current Assets

Cash and cash equivalents (note 6)	19,949,271	20,190,457
Restricted cash (note 6)	90,000	40,000
Prepaid expenses (note 7)	1,714,630	1,093,593
Tax credits/grants receivable (note 20)	5,011,536	3,348,184
Amounts receivable	54,620	101,042
	26,820,057	24,773,276
Non-Current Assets
Investments (note 8)	173,790	169,960
Exploration and evaluation assets (note 9)	3,638,061	3,591,734
Right-of-use assets (note 10)	144,381	120,140
	3,956,232	3,881,834

Total Assets	30,776,289	28,655,110

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	1,774,867	2,883,651
Lease liabilities (note 11)	89,475	38,878
Flow-through share premium liability (note 12)	2,286,955	182,800
	4,151,297	3,105,329
Non-current Liabilities
Lease liabilities (note 11)	39,926	60,451
Bridge loan (note 13)	747,246	726,213
	787,172	786,664

Total Liabilities	4,938,469	3,891,993

Shareholders’ Equity
Capital stock (note 14)	91,282,182	72,806,008
Contributed surplus (note 14)	6,743,688	4,874,790
Shares to be issued (note 21(a))	334,116	100,126
Deficit	(72,522,166)	(53,017,807)
Total Shareholders’ Equity	25,837,820	24,763,117

Total Liabilities and Shareholders’ Equity	30,776,289	28,655,110

Nature of operations (note 1)

Subsequent events (note 22)

Approved and authorized by the Board of Directors on October 15, 2026.

“BENNETT KURTZ”	“JOHN PASSALACQUA”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended		For the six months ended
	August 31, 2026 $	August 31, 2025 $	August 31, 2026 $	August 31, 2025 $
Expenses
Mining exploration and metallurgy (note 9)	7,365,756	1,463,750	13,571,989	2,726,356
Share based compensation (note 14 and 16)	1,116,566	423,577	2,406,412	864,968
Business development	2,674,926	143,083	3,638,511	274,236
Salaries and benefits	262,350	—	430,542	—
Professional fees	157,622	100,480	477,493	192,200
Research and development	426,438	—	891,765	—
General and administrative (note 15)	239,345	77,391	682,752	148,966
Regulatory and compliance	602,900	45,724	661,151	72,468
Depreciation	15,779	—	29,326	—
Total expenses	(12,861,682)	(2,254,005)	(22,789,941)	(4,279,194)
Other income/(expenses)
Government grants	494,387	—	2,196,511	—
Interest income	150,042	17,620	246,948	30,234
Interest expense	(12,480)	(56)	(25,281)	(103)
Financing expense	—	(232,805)	—	(332,578)
Gain on amortization of flow-through share premium liability (note 12)	718,086	463,181	862,768	823,926
Foreign currency translation gain (note 8 and 13)	1,642	56	4,636	3,368
Net loss and comprehensive loss	(11,510,005)	(2,006,009)	(19,504,359)	(3,754,347)

Loss per common share – basic and diluted	(0.06)	(0.02)	(0.11)	(0.04)

Weighted average number of common shares outstanding – basic and diluted	187,610,481	109,002,376	182,949,715	99,628,086

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended August 31, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of shares	Amount $	Contributed surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2025	89,947,551	30,657,018	5,309,401	—	(29,575,088)	6,391,331
Shares issued	29,355,711	11,159,349	—	—	—	11,159,349
Shares to be issued	—	—	—	4,650	—	4,650
Flow-through share premium liability	—	(219,913)	—	—	—	(219,913)
Residual value of warrants in units issued	—	(64,550)	64,550	—	—	—
Share issuance costs	—	(777,947)	—	—	—	(777,947)
Shares issued for finders’ fees	1,584,470	623,700	—	—	—	623,700
Warrants issued for finders’ fees	—	—	126,647	—	—	126,647
Share based compensation	—	—	864,968	—	—	864,968
Shares issued upon exercise of restricted share units	2,658,780	771,046	(771,046)	—	—	—
Net loss for the period	—	—	—	—	(3,754,347)	(3,754,347)
Balance, August 31, 2025	123,546,512	42,148,703	5,594,520	4,650	(33,329,435)	14,418,438

Balance, February 28, 2026	177,199,011	72,806,008	4,874,790	100,126	(53,017,807)	24,763,117
Shares issued	8,849,145	17,698,290	—	—	—	17,698,290
Shares to be issued for exploration activities	—	—	—	233,990	—	233,990
Flow-through share premium liability	—	(2,966,923)	—	—	—	(2,966,923)
Residual value of warrants in units issued	—	(655,069)	655,069	—	—	—
Shares issued for finders’ fees	330,960	531,640	—	—	—	531,640
Warrants issued for finders’ fees	—	—	60,567	—	—	60,567
Share issuance costs	—	(761,088)	—	—	—	(761,088)
Share based compensation	—	—	2,406,412	—	—	2,406,412
Warrants exercised	2,448,939	3,178,160	(116,986)	—	—	3,061,174
Options exercised	600,000	464,238	(149,238)	—	—	315,000
Shares issued upon exercise of restricted share units	991,609	986,926	(986,926)	—	—	—
Net loss for the period	—	—	—	—	(19,504,359)	(19,504,359)
Balance, August 31, 2026	190,419,664	91,282,182	6,743,688	334,116	(72,522,166)	25,837,820

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	For the six months ended
	August 31, 2026 $	August 31, 2025 $
Operating Activities
Net loss for the period	(19,504,359)	(3,754,347)
Non-cash items:
Share based compensation	2,406,412	864,968
Financing expense	—	332,578
Shares to be issued for exploration activities	233,990	—
Depreciation	29,326	—
Interest expense	25,172	—
Gain on amortization of flow-through share premium liability	(862,768)	(823,926)
Foreign currency translation gain	(4,636)	(3,368)
Changes in non-cash working capital items:
Amounts receivable	46,422	(508,831)
Tax credits/grants receivable	(1,663,352)	962,634
Prepaid expenses	(621,037)	(2,290,845)
Accounts payable and accrued liabilities	(1,108,784)	(193,199)
Restricted cash	(50,000)	(5,000)
Net cash used in Operating Activities	(21,073,614)	(5,419,317)

Financing Activities
Proceeds from issuance of shares and warrants	17,698,290	11,159,349
Share issuance costs	(168,881)	(27,600)
Proceeds from exercise of warrants	3,061,174	—
Proceeds from exercise of options	315,000	—
Proceeds from shares to be issued	—	4,650
Payment of lease liabilities	(26,556)	—
Net cash provided by Financing Activities	20,879,027	11,136,400

Investing Activities
Payment on ROU assets	(272)	—
Purchase of exploration and evaluation assets	(46,327)	—
Net cash used in Investing Activities	(46,599)	—
Net change in cash for the period	(241,186)	5,717,082
Cash and cash equivalents, beginning of the period	20,190,457	1,873,550
Cash and cash equivalents, end of the period	19,949,271	7,590,632

Supplemental cash flow information
Recognition of flow-through liability	2,966,923	219,913
Shares issue for finders’ fees	531,640	623,700
Warrants issued for finders’ fees	60,567	126,647
Shares issued upon exercise of RSUs	986,926	771,046
Residual value of warrants issued as part of units	655,069	64,550
Transfer of contributed surplus upon warrant exercise	116,986	—
Transfer of contributed surplus upon option exercise	149,238	—

The Company paid $nil in taxes and $110 in interest in the six months ended August 31, 2026 (2025 - $nil and $103, respectively).

The Company received $293,370 in interest income in the six months ended August 31, 2026 (2025 - $30,234).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec to produce phosphoric acid, which will be used to manufacture cathode active material (“CAM”) for use in lithium iron phosphate (“LFP”) batteries for the LFP battery industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTCQX Market and “KD0” on the Frankfurt Stock Exchange. A Level 2 American Depositary Receipt (“ADR”) trades on the Nasdaq Global Market under the symbol “PHOS,” with each ADR representing ten common shares.

The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

2.	Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board (the “IASB”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Given the current stage of operations, the Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured. As of August 31, 2026, the Company has raised adequate financing that is sufficient to sustain operations for the next twelve months. Accordingly, the financial statements do not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material.

3.	Basis of Presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 28, 2026 (the “Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 28, 2026. These unaudited condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual financial statements.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

(c)	Comparative figures

Certain comparative amounts in the condensed interim consolidated statements of loss and comprehensive loss have been reclassified to conform with the current period presentation. These reclassifications had no impact on the previously reported net loss and comprehensive loss.

(d)	Consolidation

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries. Details of the controlled subsidiaries are as follows:

	Country of incorporation	Percentage owned*
1606684 B.C. Ltd.	Canada	100%

*1606684 B.C. Ltd. was incorporated on September 2, 2026, subsequent to the period end.

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the entity, is exposed to or has rights to variable returns from its involvement, and has the ability to use its power to affect those returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

All intercompany balances, transactions, income and expenses, and unrealized gains and losses are eliminated on consolidation.

4.	Material Accounting Policy Information

In preparing these condensed interim consolidated financial statements, the Company applied the accounting policies, critical judgments and estimates disclosed in note 3 and 4 of the annual financial statements, except as described in note 5.

In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six months ended August 31, 2026, are not necessarily indicative of the results that may be expected for the year ending February 28, 2027.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

5.	Change in Accounting Policy

Presentation of government grants

Effective March 1, 2026, the Company changed its accounting policy for the presentation of government grants related to received or receivable. Previously, government grants were presented as a deduction from the related expenses (net presentation). Under the new policy, the related expenses are presented on a gross basis, and the government grants are presented separately as government grant income on the condensed interim consolidated statements of loss and comprehensive loss.

Management believes the new presentation provides more reliable and relevant information because it more transparently reflects the gross amount of the Company’s exploration, feasibility and operating expenditure and, separately, the government assistance received to offset such expenditure.

The change has been applied retrospectively. It affects only presentation and classification within the statement of loss and comprehensive loss and has no effect on net loss, comprehensive loss, loss per share, total assets, total liabilities, deficit or shareholders’ equity as at or for any period presented. Furthermore, this change has no effect on the comparative period for the six months ended August 31, 2025 as there was no government grant income for that period.

6.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $17,249,271 (February 28, 2026 - $10,690,457) and investments in guaranteed investment certificates (“GIC”) of $2,700,000 (February 28, 2026 - $9,500,000) which comprises of one-year cashable term GICs earning interest of 2.45% to 2.70% per annum.

Restricted cash is comprised of $90,000 invested in GICs (February 28, 2026 - $40,000), which are one-year cashable term GICs earning interest at 2% per annum. The GICs are held as collateral for credit cards issued to officers of the Company.

7.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	August 31, 2026 $	February 28, 2026 $
Expenses paid in advance:
Business development	863,632	727,886
Mining exploration and metallurgy	381,351	64,825
General administrative expenses	267,526	82,035
Regulatory and compliance expenses	49,554	71,389
Research and development	12,842	—
Professional fees	139,725	147,458
Total	1,714,630	1,093,593

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

8.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$
Balance, February 28, 2025	168,174
Gain on foreign currency translation	1,786
Balance, February 28, 2026	169,960

Balance, February 28, 2026	169,960
Gain on foreign currency translation	3,830
Balance, August 31, 2026	173,790

9.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the six-month periods ended August 31, 2025 and 2026:

	Lac`a l’Orignal (a) $	Begin- Lamarche area flagship area (b) $	Bluesky area (c) $	Total $
Balance as of February 28, 2025	3,270,709	321,025	—	3,591,734
Acquisition costs	—	—	—	—
Balance as of August 31, 2025	3,270,709	321,025	—	3,591,734

Balance as of February 28, 2026	3,270,709	321,025	—	3,591,734
Acquisition costs	—	—	46,327	46,327
Balance as of August 31, 2026	3,270,709	321,025	46,327	3,638,061

The Company expenses non-acquisition exploration and evaluation expenditure to net income (loss). This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenditure:

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

	Lac`a l’Orignal area (a) $	Begin – Lamarche flagship area (b) $	Bluesky area (c) $	Total $

Consulting and others	—	144,480	—	144,480
Survey, drilling & geophysics	—	2,909,770	—	2,909,770
Metallurgical testing	—	1,763	—	1,763
Mining tax credits	—	(329,657)	—	(329,657)
For the six months ended August 31, 2025	—	2,726,356	—	2,726,356

Consulting and others	10,910	600,435	396,610	1,007,955
Survey, drilling & geophysics	4,160	10,064,354	266,073	10,334,587
Metallurgical testing	—	2,765,835	—	2,765,835
Tax credits relating to resources	(667)	(506,405)	(29,316)	(536,388)
For the six months ended August 31, 2026	14,403	12,924,219	633,367	13,571,989

(a)	Lac `a l’Orignal area

The Lac `a l’Orignal properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

(b)	Begin - Lamarche flagship area

The Begin-Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing. This property is in the exploration stage.

(c)	Bluesky area

The Bluesky properties consist of a series of staked claims in the early exploration stage. While the Company continues to maintain certain claims in the area, the related exploration and evaluation assets have previously been impaired. During the six months ended August 31, 2026, the Company staked further claims in different areas of the property which were not staked previously to ascertain possible future economic benefit to the Company. The company will have to assess these benefits by conducting more exploration activities.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

10.	Right-Of-Use Assets

The following details the changes in right-of-use assets:

Right-of-use assets $
Balance, February 28, 2025	—
Additions	133,617
Depreciation for the year	(13,477)
Balance, February 28, 2026	120,140

Balance, February 28, 2026	120,140
Additions	53,567
Depreciation for the period	(29,326)
Balance, August 31, 2026	144,381

11.	Lease Liabilities

On September 23, 2025, the Company entered into a 24-month vehicle lease agreement with a down payment and related expenses of $26,743 and monthly payments of $276. The lease has a purchase option of $35,053 at the conclusion of the 24-month lease period.

On November 10, 2025, the Company signed a sublease agreement, which runs for 2 years and 9 months, from December 1, 2025 to August 31, 2028, with no renewal option. The company occupies the space for free in December 2025, then pays a base monthly rent of $3,460 starting January 1, 2026.

At the date of initial recognition, lease liabilities were measured at the present value of remaining lease payments, discounted at an annual interest rate of 7.29%.

On August 5, 2026, the Company entered into a 12-month vehicle lease agreement. The lease requires monthly payments of $4,138 and a security deposit of $4,775 paid at lease commencement. The lease includes a purchase option of approximately $5,000 at the conclusion of the 12-month lease term. The lease financing rate is 4.99%, and the lease liability was measured at the present value of remaining lease payments, discounted at an annual interest rate of 4.99%.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following details the changes in lease liabilities:

	For the six months ended August 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of period	99,329	—
Recognized during the period	53,295	106,874
Interest expense	3,333	757
Lease payments	(26,556)	(8,302)
	129,401	99,329

Balance, end of period – current	89,475	38,878
Balance, end of period – non-current	39,926	60,451
Balance, end of period	129,401	99,329

12.	Flow-Through Share Premium Liability

	For the six months ended August 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of the period	182,800	718,477
Liability incurred through FT shares issued	2,966,923	722,714
Amortization for the period	(862,768)	(1,258,391)
Balance, end of the period	2,286,955	182,800

As at August 31, 2026, $11,158,458 remains to be spent on qualifying expenditures (February 28, 2026 - $6,838,519).

13.	Bridge Loan

On December 16, 2024, the Company entered into a binding letter of intent (the “LOI”) for a future phosphate concentrate offtake agreement. The LOI contemplates a minimum of 200,000 tonnes per year (with an option to increase by 20%) starting around January 1, 2029, subject to project completion. The arrangement includes a potential customer prepayment of up to €3,100,000, recoverable through purchase rebates totaling €6,200,000 over the first four years. The LOI expires on December 16, 2029, unless extended.

On January 5, 2026, the Company and the customer entered into an amendment to the LOI pursuant to which the customer made a prepayment of €450,000 (CA$725,580) to the Company, recognized as a bridge loan. The loan bears interest at 6% per annum and is repayable in cash if the Company does not proceed to production upon expiry of the LOI on December 16, 2029. The bridge loan has been recognized at the present value of the contingent repayment obligation, discounted at a rate of 6% over the term of 3.82 years.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following details the changes in the bridge loan:

	For the six months ended August 31, 2026 $	For the year ended February 28, 2026 $
Balance, beginning of the period	726,213	—
Advance received	—	725,580
Interest expense	21,839	993
Effect of foreign exchange	(806)	(360)
Balance, end of the period	747,246	726,213

14.	Share Capital and Contributed Surplus

(a)	Authorized shares

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

(b)	Common shares

Common share transactions are as follows:

During the six months ended August 31, 2026

(i)	On March 11, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, for total proceeds of $120,000. The options’ issue date value of $90,806 was reclassified upon exercise from contributed surplus to share capital.

(ii)	In April 2026, the Company issued 2,448,939 common shares on the exercise of 2,448,939 warrants, for total proceeds of $3,061,174. The warrants’ issue date value of $116,986 was reclassified upon exercise from contributed surplus to share capital.

(iii)	On June 12, 2026, the Company issued 6,277,570 flow-through shares at a price of $2.00 per share, for gross proceeds of $12,555,140, with a flow-through premium deduction of $2,448,253, and 1,432,750 units at a price of $2.00 per unit, for gross proceeds of $2,865,500. Each unit was comprised of one common share and one common share purchase warrant, with each warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause, valued using the residual method at $558,773. In connection with the issuances, the Company paid $156,881 in cash finders’ fees, and issued 322,920 compensation shares with a fair value of $519,902 based on the fair market value of $1.61 per share and 401,360 compensation warrants with a fair value of $59,470 computed using the Black Scholes pricing model, exercisable at $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(iv)	On July 10, 2026, the Company issued 960,500 flow-through shares at a price of $2.00 per share, for gross proceeds of $1,921,000, with a flow-through premium deduction of $518,670, and 178,325 units at a price of $2.00 per unit, for gross proceeds of $356,650. Each unit was comprised of one common share and one common share purchase warrant, with each warrant exercisable for one common share at a price of $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause, valued using the residual method at $96,296. In connection with the issuance, the Company paid $12,000 in cash finders’ fees, and issued 8,040 compensation shares with a fair value of $11,738 based on the fair market value of $1.46 per share and 14,040 compensation warrants with a fair value of $1,097 computed using the Black Scholes pricing model, exercisable at $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause.

(v)	On July 10, 2026, the Company issued 16,475 common shares upon the exercise of RSUs, following the cancellation of 30,525 RSUs held by a consultant and the accelerated vesting of the remaining 16,475 RSUs. The RSUs’ grant date fair value of $16,310 was reclassified upon exercise from contributed surplus to share capital.

(vi)	On August 25, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, for total proceeds of $195,000. The options’ issue date value of $58,432 was reclassified upon exercise from contributed surplus to share capital.

(vii)	On August 31, 2026, the Company issued 975,134 common shares upon the exercise of RSUs vested to directors, management and consultants. The RSUs’ grant date fair value of $970,616 was reclassified upon exercise from contributed surplus to share capital.

During the six months ended August 31, 2025

(viii)	In May 2025, the Company issued 5,041,880 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,764,658, with a flow-through premium deduction of $100,838, and 1,789,990 units, at a price of $0.35 per unit, for gross proceeds of $626,497. Each unit was comprised of one common share and one half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause, valued using the residual method at $35,800. In connection with the above private placements, the Company paid $800 in cash finders’ fees, issued 244,478 compensation shares with a fair value of $37,520 based on the fair market value of $0.33 per share for 113,697 shares, and a fair value of $47,735 based on the fair market value of $0.37 per share for 130,781 shares, and issued 218,193 compensation warrants with a fair value of $12,591 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(ix)	On June 2, 2025, the Company issued 2,883,429 flow-through shares at a price of $0.35 per share, for gross proceeds of $1,009,200, and 334,757 units, at a price of $0.35 per unit, for gross proceeds of $117,164. Each unit is comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 226,674 compensation shares with a fair value of $91,803 based on the fair market value of $0.41 per share and 226,674 compensation warrants with a fair value of $21,209 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(x)	In July 2025, the Company issued 12,856,513 flow-through shares at a price of $0.35 per share, for gross proceeds of $4,499,780, and 550,142 units, at a price of $0.35 per unit, for gross proceeds of $192,549. Each unit is comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $1,600 in cash finder’s fees, and issued 894,998 compensation shares with a fair value of $228,210 based on the fair market value of $0.36 per share for 642,844 shares, and a fair value of $114,730 based on the fair market value of $0.46 per share for 252,154 shares and 899,570 compensation warrants with a fair value of $64,680 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(xi)	On August 21, 2025, the Company received $5,000 for the issuance of 10,000 flow-through shares at a price of $0.50 per share, with a flow-through premium deduction of $350. These shares were issued on September 12, 2025.

(xii)	On August 22, 2025, the Company issued 4,749,000 flow-through shares at a price of $0.50 per share, for gross proceeds of $2,374,500, with a flow-through premium deduction of $118,725, and 1,150,000 units, at a price of $0.50 per unit, for gross proceeds of $575,000. Each unit is comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause, valued using the residual method at $28,750. In connection with the issuances, the Company paid $25,200 in cash finder’s fees, and issued 218,320 compensation shares with a fair value of $103,702 based on the fair market value of $0.48 per share, and 268,720 compensation warrants with a fair value of $28,167 computed using the Black Scholes pricing model, exercisable at $0.50 per common share, until December 31, 2025, subject to an accelerated expiry clause.

(xiii)	On August 31, 2025, the Company issued 2,658,780 common shares upon the exercise of RSUs for services received from its directors, management and staff. The fair value of the RSUs on the grant date was computed as $771,046 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(c)	Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan was amended on July 24, 2024 and was subsequently amended and re-approved by shareholders on August 28, 2026 for a further three-year term ending August 28, 2029. Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants are entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten years from the date of grant. The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

(d)	Restricted Share Units

On March 1, 2026, the Company granted 1,975,000 RSUs to directors, management and consultants. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

On July 10, 2026, the Company granted 51,134 RSUs to a director. The RSUs vest as follows: (i) 11,134 on August 31, 2026; and (ii) 40,000 on February 28, 2027.

On July 10, 2026, the Company cancelled 30,525 RSUs held by a consultant following the consultant’s resignation and accelerated the vesting of the remaining 16,475 RSUs.

The following details the changes in outstanding RSUs for the six months ended August 31, 2025 and 2026:

Number of RSUs
Outstanding, February 28, 2025	—
Granted during the period	2,658,780
Vested and exercised during the period	(2,658,780)
Outstanding, August 31, 2025	—

Outstanding, February 28, 2026	—
Granted during the period	2,026,134
Cancelled during the period	(30,525)
Vested and exercised during the period	(991,609)
Outstanding, August 31, 2026	1,004,000

For the six months ended August 31, 2026, the Company recorded $1,484,637 of share-based compensation related to the vesting of RSUs (2025 - $771,046).

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

(e)	Options

On March 31, 2026, an officer of the Company was granted 300,000 options. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

On July 10, 2026, a director of the Company was granted 300,000 options with an exercise price of $2.00 per share. The options vest at the rate of 25% every 6 months for two years following the date of grant and expire on December 29, 2028.

On July 12, 2026, the Board of Directors approved an extension of the expiry date of stock options held by a former consultant to the date that is one year after the date of termination on July 7, 2026, in accordance with the Company’s Omnibus Equity Incentive Plan.

The following details the changes in outstanding options for the six months ended August 31, 2025 and 2026:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	—	—
Expired during the period	(600,000)	0.65
Outstanding, August 31, 2025	7,900,000	0.35

Outstanding, February 28, 2026	7,650,000	0.72
Issued during the period	600,000	1.49
Exercised during the period	(600,000)	0.53
Outstanding, August 31, 2026	7,650,000	0.79

The following is a summary of options outstanding and exercisable as of August 31, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
December 29, 2026	150,000	150,000	0.40	0.33
April 16, 2027	250,000	250,000	0.40	0.63
July 10, 2027	150,000	150,000	0.40	0.86
December 29, 2028	1,800,000	1,800,000	0.40	2.33
December 29, 2028	4,700,000	1,175,000	0.90	2.33
December 29, 2028	300,000	—	0.98	2.33
December 29, 2028	300,000	—	2.00	2.33
	7,650,000	3,525,000

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

For the six months ended August 31, 2026, the Company recorded $921,775 of share-based compensation related to the vesting of options (2025 - $93,922). The fair value of options issued was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	For the six months ended August 31, 2026	For the six months ended August 31, 2025
Share price	$1.22	—
Dividend yield	Nil	—
Exercise price	$1.49	—
Risk-free interest rate	2.82%	—
Expected volatility	96.71%	—
Expected expiration	2.61	—

(f)	Warrants

In April 2026, 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

On June 12, 2026, the Company issued 1,432,750 warrants as part of the issuance of units, with each warrant exercisable for one common share at a price of $2.50 until December 31, 2026, subject to an accelerated expiry date. The warrants are valued using the residual method at $558,773. The Company also issued 401,360 finders’ warrants, with each warrant exercisable at a price of $2.50 per common share, until December 31, 2026, subject to an accelerated expiry date. The fair value of the 401,360 finders’ warrants was $59,470 computed using the Black Scholes pricing model.

On July 10, 2026, the Company issued 178,325 warrants as part of the issuance of units, with each warrant exercisable for one common share at a price of $2.50 until December 31, 2026, subject to an accelerated expiry date. The warrants are valued using the residual method at $96,296. The Company also issued 14,040 finders’ warrants, with each warrant exercisable at a price of $2.50 per common share, until December 31, 2026, subject to an accelerated expiry date. The fair value of the 14,040 finders’ warrants was $1,097 computed using the Black Scholes pricing model.

The following details the changes in outstanding warrants for the six months ended August 31, 2025 and 2026:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2025	17,239,664	0.54
Issued during the period	3,525,601	0.50
Outstanding, August 31, 2025	20,765,265	0.53

Outstanding, February 28, 2026	7,243,850	0.94
Issued during the period	2,026,475	2.50
Expired during the period	(2,169,911)	1.25
Exercised during the period	(2,448,939)	1.25
Outstanding, August 31, 2026	4,651,475	1.31

20 | P a g e

FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following is a summary of warrants outstanding and exercisable as at August 31, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2026	2,026,475	2,026,475	2.50	0.33
December 30, 2028	2,625,000	2,625,000	0.40	2.33
	4,651,475	4,651,475

15.	General and Administrative Expenses

General and administrative expenses are comprised of the following:

	For the six months ended
	August 31, 2026 $	August 31, 2025 $
Office	137,005	22,076
Travel	362,618	126,403
IT and telecom expenses	112,129	487
Management fees	71,000	—
Total	682,752	148,966

16.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended		For the six months ended
	August 31, 2026 $	August 31, 2025 $	August 31, 2026 $	August 31, 2025 $
Share based compensation	722,137	198,820	1,533,069	436,376
Financing fees	—	232,804	—	332,578
Management fees	45,500	—	71,000	—
	767,637	431,624	1,604,069	768,954

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

There are no amounts owed to related parties as of August 31, 2026.

The financing fees relate to the amortization of a prepaid financing expense arising from warrants issued to key management personnel and directors in connection with a $2.1 million revolving credit facility entered into on December 29, 2023. The vested warrants had a fair value of $798,188, which was capitalized as a prepaid financing expense and amortized over the term of the facility. As the facility expired on December 29, 2025 without being utilized, the remaining unamortized balance was fully expensed during the year ended February 28, 2026.

On March 1, 2026, the Company granted 1,281,000 RSUs to directors and management. The RSUs vest as follows: (i) 640,500 on August 31, 2026; and (ii) 640,500 on February 28, 2027.

On July 10, 2026, the Company granted 51,134 RSUs to a director, The RSUs vest as follows: (i) 11,134 on August 31, 2026; and (ii) 40,000 on February 28, 2027. On the same date, the director was granted 300,000 options with an exercise price of $2.00 per share. The options vest at a rate of 25% every 6 months for two years following the date of grant and expire on December 29, 2028.

17.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

			As at August 31, 2026
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	19,949,271			19,949,271
Long-term investments			173,790	173,790

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,039,271. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at August 31, 2026, has $19,949,271 in cash and cash equivalents and $90,000 in restricted cash and $2,651,514 in financial liabilities, consisting of $1,774,867 in accounts payable and accrued liabilities, $129,401 in lease liabilities, and $747,246 in bridge loans, which represents the Company’s maximum exposure to liquidity risk.

The following table summarizes the Company’s financial liabilities as at August 31, 2026:

Financial liabilities	Due ≤ 1 year $	Due 2–5 years $	Total carrying amount $
Accounts payable and accrued liabilities	1,774,867	—	1,774,867
Lease liabilities (note 10)	89,475	39,926	129,401
Bridge loan (note 12)	—	747,246	747,246
Total	1,864,342	787,172	2,651,514

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company is not exposed to material market risk.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of August 31, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,738. In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,472. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

18.	Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended August 31, 2026. The Company is not subject to externally imposed capital requirements.

19.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company’s operations and long-lived assets are in Canada.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

20.	Government Grants and Tax Credits

The following table summarizes the Company’s taxes recoverable and government grants and tax credits receivable:

	As at August 31, 2026 $	As at February 28, 2026 $
Mining tax credits receivable	2,336,013	1,799,625
Government grants receivable	1,463,356	410,371
GST/HST/QST recoverable	1,212,167	1,138,188
Total tax credits/grants receivable	5,011,536	3,348,184

The Company is entitled to refundable mining tax credits on qualified exploration expenditures incurred in Quebec.

Promotion Saguenay

On December 5, 2024, the Company was awarded a $75,000 grant from Promotion Saguenay to reimburse eligible expenses related to a feasibility study for the construction of an iron phosphate plant. In the year ended February 28, 2025, $37,500 had been recognized by the Company as government grant income within other income on the condensed interim consolidated statements of loss and comprehensive loss. During six months ended August 31, 2026, the remaining $37,500 was received and recognized by the Company as government grant income on the condensed interim consolidated statements of loss and comprehensive loss.

National Resources Canada (“NRCan”)

On March 4, 2026, the Company executed a definitive contribution agreement with NRCan for funding related to a feasibility study for the production of lithium-iron-phosphate cathode active material and received approval for the reimbursement of up to $16,717,722 of eligible expenditures incurred between January 9, 2026 and March 31, 2028. For the year ended February 28, 2026, the Company recorded claims under this grant of $410,371, of which $410,371 has been received. During the six months ended August 31, 2026, the Company recorded claims under this grant of $2,034,893 (August 31, 2025 - $nil), of which $695,654 has been received. The amount has been recognized by the Company as government grant income on the condensed interim consolidated statements of loss and comprehensive loss. As at August 31, 2026, the remaining $14,272,458 has not been accrued as a receivable as the Company has determined that there is still collection uncertainty at the reporting date.

First and Last Mile Fund (“CMIF”)

On July 27, 2026, the Company executed two non-repayable contribution agreements with NRCan under the First and Last Mile Fund program. The first agreement supports the electrical transmission line for the sustainable exploitation of the Begin-Lamarche phosphate deposit and provides a contribution equal to the lesser of 50% of total eligible project expenditures and $3,071,587, for eligible expenditures incurred between April 1, 2026 and March 31, 2030. The second agreement supports the road infrastructure for the same deposit and provides a contribution equal to the lesser of 50% of total eligible project expenditures and $1,771,350, for eligible expenditures incurred between April 1, 2026 and March 31, 2029. During the six months ended August 31, 2026, the Company recorded a receivable of $124,117 (August 31, 2025 - $nil) for amounts expected to be recoverable under these agreements, of which $nil has been received.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

The following details the changes in refundable tax credits and government grants receivable:

	For the six months ended August 31, 2026 $	For the year ended February 28, 2026 $
Tax credits/grants receivable, beginning of the period	2,209,996	1,244,955
Mining tax credits accrued	536,388	1,799,625
Grants accrued	2,196,510	412,871
Tax credits received	—	(1,244,955)
Grants received	(1,143,525)	(2,500)
Tax credits/grants receivable, end of the period	3,799,369	2,209,996

21.	Commitments

(a)	Pekuakamiulnuatsh First Nation Agreement

On April 9, 2024, the Company entered into a collaboration agreement with the Pekuakamiulnuatsh First Nation (“PFN”) (the “Collaboration Agreement”). The Collaboration Agreement is intended to establish the respective commitments of both parties with respect to exploration and development activities at the Company’s mineral properties. The Collaboration Agreement remains in effect until the earlier of a) the signing of an Impact and Benefit Agreement (“IBA”); or b) the dissolution by mutual written consent of both parties. Upon signing the Collaboration Agreement, the Company issued 100,000 common shares to PFN as a good-faith payment. Each year, 2.5% of the expenses related to the exploration and development activities carried out (drilling and related work) on the mineral properties is to be paid to PFN in the form of common shares of the Company based on the market price of the common shares on December 31 of the year in question and payable by January 20 of the following year. Until the IBA is signed, the Company is to issue a minimum payment of 100,000 common shares per calendar year payable by January 15 of the current year. During the year ended February 28, 2026, the Company issued 240,132 common shares to PFN in satisfaction of the 2025 annual expenses and minimum payment for 2026, and accrued $100,126 for shares to be issued based on relevant expenses incurred. For the six months ended August 31, 2026, the Company accrued $233,990 for shares to be issued based on relevant expenses incurred.

(b)	Technology Licensing Agreement

On November 25, 2024, the Company entered into a technology licensing agreement (the “Technology Agreement”) with an arm’s length party to license certain technologies (the “Technology”) related to the production of phosphoric acid at a cost to the Company of €100,000. As at February 28, 2026, the signing fee of €100,000 had been fully paid.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

Upon the satisfaction of certain conditions, the Company is to have an option to acquire the non-exclusive rights to utilize the Technology for a further payment of €3,000,000. If annual production of phosphoric acid using the Technology exceeds contractual thresholds, the Company is to pay an additional fee of €500 per metric ton of excess production.

(c)	Land Option Agreement

On July 17, 2025, the Company entered into a land option agreement (the “Option Agreement”) with the Saguenay Port Authority (the “Port”) under which the Port granted the Company an exclusive option to enter into a definitive long-term industrial lease for two parcels of land owned by the Port within the Saguenay Industrial and Port Zone (the “Phase 1 Site” and the “Phase 2 Site”). The option is intended to secure the land required for the Company’s planned purified phosphoric acid plant.

The Option Agreement is valid from the date of signature until December 31, 2027, subject to extension by mutual written agreement for additional periods of three months. Option fees in respect of the Phase 1 Site are payable as follows: (i) from signature to December 31, 2025, $nil; (ii) for the 2026 calendar year, the fee is $0.50 per m² per year, subject to annual indexation and payable quarterly in advance; and (iii) for the 2027 calendar year, the fee is $1.00 per m² per year, subject to annual indexation and payable quarterly in advance.

For the six months ended August 31, 2026, the Company recorded $102,737 in research and development expenses on the condensed interim consolidated statements of loss and comprehensive loss. Amounts payable under the option agreement as at August 31, 2026 are $nil.

The option fee for the Phase 2 Site is free of charge until the Company exercises its option or right of first refusal over that site, at which point it becomes payable at the rate then in force.

The Company’s ability to maintain the option beyond June 30, 2026 was conditional on demonstrating to the Port that US$15 million of financing dedicated to the project had been secured. During the six months ended August 31, 2026, the Company secured adequate financing to satisfy this condition. The Company’s ability to maintain the option beyond December 31, 2026 remains conditional upon demonstrating that total financing of US$37 million has been secured and that the licensing, feasibility and authorization milestones set out in the agreement have been completed or are in progress. No later than September 1, 2027, the Company must notify the Port whether it is exercising the option to negotiate a long-term lease, to be entered into no later than January 1, 2028. Option fees paid are non-refundable and do not constitute rent or an advance on rent.

(d)	Ultion Technologies Agreement

On November 7, 2025, the Company agreed to Phase 1 of a three-phase proposal dated November 6, 2025 from Ultion Technologies Inc. (“Ultion”) for the feasibility, design, equipment sourcing, and start-up of a LFP CAM production plant in North America.

Phase 1 covers feasibility work and preparation of the technology document package for a total cost of US$650,000, payable as to US$350,000 upon approval of Phase 1 and US$300,000 upon finalization of the feasibility information and preparation and secure storage of all technology documents. The Company has paid US$350,000 upon approval of Phase 1 in the year ended February 28, 2026 and paid the remaining US$300,000 upon finalization of the Phase 1 deliverables in the three months ended May 31, 2026, for total payments of US$650,000.

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FIRST PHOSPHATE CORP.
Notes to the Condensed Interim Consolidated Financial Statements

August 31, 2026

(Expressed in Canadian Dollars)

(Unaudited)

Phases 2 and 3 of the proposal, which relate to detailed engineering design and equipment sourcing and to plant start-up and operations, are estimated by Ultion at US$5.65 million plus optional services and US$1.5 million, respectively. Each remains subject to separate written acceptance by the Company and, as at August 31, 2026, had not been approved or committed to. Accordingly, no obligation in respect of Phases 2 and 3 has been recognized or is included in the commitment above.

22.	Subsequent Events

On September 1, 2026, the Company cancelled 61,500 RSUs held by a consultant.

On September 2, 2026, the Company incorporated a wholly owned subsidiary, 1606684 B.C. Ltd.

On September 9, 2026, the Company acquired a cottage and related leasehold rights located in Québec for consideration of $324,273.

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